Rolls-Royce

04 MAR 16 AM 7:21

Rolls-Royce Group plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44 (0) 1332 242424
Fax: +44 (0) 1332 249936
www.rolls-royce.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

04010601

SUPPL

4 March 2004

Re: Information for Rolls-Royce Group plc, No. 82-34721

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

Schedule 10 – Two Notifications of Major Interests in Shares
Schedule 11 – Thirteen Notifications of Directors Interests
Four Notifications of Directors Interests
Blocklisting six monthly return
Preliminary Results announcement
Eurobond announcement

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce Group plc

John Warren
Deputy Company Secretary

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04 MAR 16 AM 7:21

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:13 21 Nov 2003
Number	PRNUK-2111

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

BRANDES INVESTMENT PARTNERS, LLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BRANDES INVESTMENT PARTNERS, LLC

5. Number of shares / amount of stock acquired

N

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF 20p & AMERICAN DEPOSITORY RECEIPTS (ADR'S) representing five ordinary shares for every one ADR.

10. Date of transaction

14 November 2003

11. Date company informed

21 November 2003

12. Total holding following this notification

12,933,153 ORDINARY SHARES & 13,618,621 ADR'S

13. Total percentage holding of issued class following this notification

4.8%

14. Any additional information

NOTIFICATION RECEIVED UNDER s198 COMPANIES ACT 1985

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

21/11/2003

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:08 5 Feb 2004
Number	PRNUK-0502

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

LEGAL AND GENERAL INVESTMENT MANAGEMENT LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 775245 7,264,999

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 357206 41,281,342

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 866197 252,824

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 904332 143,071

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 886603 1,100,000

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 282605 2,086,680

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 914945 628,419

5. Number of shares / amount of stock acquired

6. Percentage of issued class

3.14%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

02/02/04

11. Date company informed

05/02//04

12. Total holding following this notification

52,757,335

13. Total percentage holding of issued class following this notification

3.14%

14. Any additional information

Disclosure under S198 Companies Act 1985

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

05/02/04

END

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04 MAR 16 AM 7:21

Company	Rolls-Royce Group PLC
TIDM	RR.
Headline	Blocklisting Interim Review
Released	17:18 11 Dec 2003
Number	1764T

RNS Number:1764T
Rolls-Royce Group PLC
11 December 2003

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: ROLLS-ROYCE GROUP PLC

2. NAME OF SCHEME: ROLLS-ROYCE SHARESAVE SCHEME

3. PERIOD OF RETURN: FROM: 23/06/03 TO: 08/12/03

4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD: 10,613,975 ORDINARY SHARES OF 20P EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD: 378,329

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD: 10,235,646

7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:
   10,613,975 ORDINARY - 23 JUNE 2003

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

1,666,557,384

CONTACT FOR QUERIES

NAME: JOHN WARREN
TELEPHONE: 01332 245878

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: ROLLS-ROYCE GROUP PLC

2. NAME OF SCHEME: ROLLS-ROYCE EXECUTIVE SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 23/06/03 TO: 08/12/03

4. NUMBER AND CLASS OF SHARES(S)
(AMOUNT OF STOCK/DEBT SECURITY)
NOT ISSUED UNDER SCHEME
AT END OF THE LAST PERIOD: 3,244,925 ORDINARY SHARES OF 20P EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED
UNDER SCHEME DURING PERIOD: 188,606

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
AT END OF PERIOD: 3,056,319

7. NUMBER AND CLASS OF SHARE(S)
(AMOUNT OF STOCK/DEBT SECURITIES)
ORIGINALLY LISTED AND THE DATE OF ADMISSION:
3,244,925 ORDINARY - 23 JUNE 2003

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

1,666,557,384

CONTACT FOR QUERIES

NAME: J WARREN
TELEPHONE: 01332 245878

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	16:00 15 Dec 2003
Number	PRNUK-1512

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 12th December 2003 of 64,900 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 176.5 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 3,628,393 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 71

C H Green 71

A B Shilston 71

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:00 11 Nov 2003
Number	PRNUK-1111

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 7th November 2003 of 65,371 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 184.5 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 3,559,884 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose	67
C H Green	67
A B Shilston	67

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:48 10 Feb 2004
Number	PRNUK-1002

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 9th February 2004 of 62,705 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 181 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 3,741,288 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 69

C H Green 69

A B Shilston 69

The UKLA has confirmed that, although not referred to specifically in the Model Code, the purchase of SharePurchase shares under the Rolls-Royce SharePurchase Plan during a Close Period does not constitute a breach of the Close Period restrictions. The value of these purchases have not changed from the previous month.

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

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04 MAR 16 AM 7:21

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:41 8 Jan 2004
Number	PRNUK-0801

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 7th January 2004 of 68,218 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 174.5 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 3,694,736 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose	72
C H Green	72
A B Shilston	72

The UKLA has confirmed that, although not referred to specifically in the Model Code, the purchase of SharePurchase shares under the Rolls-Royce SharePurchase Plan during a Close Period does not constitute a breach of the Close Period restrictions. The value of these purchases have not changed from the previous month.

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	15:33 20 Nov 2003
Number	PRNUK-2011

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Hon Amy L Bondurant

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Circle Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Market purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
3,400			

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	175.84p	18/11/2003	20/11/2003

15. Total holding following this notification

3,400

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 20/11/2003

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	10:13 9 Dec 2003
Number	PRNUK-0912

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Rolls-Royce Group plc

2. Name of director

   Dugald Euan Baird

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   HSBC Global Custody Nominee (UK) Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Market purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
102,700	0.006		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	175.78p	05/12/2003	08/12/2003

15. Total holding following this notification

357,200

16. Total percentage holding of issued class following this notification

0.02

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 9/12/2003

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	11:16 9 Dec 2003
Number	PRNUK-0912

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Rolls-Royce Group plc

2. Name of director

   Sir Philip John Weston

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   In 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Market purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
335	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	174.25p	08/12/2003	08/12/2003

notification

4,661

class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 9/12/2003

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	11:15 9 Dec 2003
Number	PRNUK-0912

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Lord Moore of Lower Marsh

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

In 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Market purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
1,648	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	174.25p	08/12/2003	08/12/2003

notification   class following this notification

72,441   n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 9/12/2003

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04 MAR 16 AM 7:21

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	15:48 16 Dec 2003
Number	PRNUK-1612

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Rolls-Royce Group plc

2. Name of director

   Ian Charles Strachan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Market purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11,500			

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	170.9p	16/12/2003	16/12/2003

notification   class following this notification

11,500

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 16/12/2003

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:01 7 Jan 2004
Number	PRNUK-0701

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Carl George Symon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Carl George Symon

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Scrip dividend

7. Number of shares/amount of stock acquired

109

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

183.2p

13. Date of transaction

5/01/2004

14. Date company informed

06/01/2004

notification   class following this notification

6,401

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 7/01/2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Sir Philip John Weston

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As in 2 above

Sir Philip John weston

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Scrip dividend

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
69	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	183.2p	5/01/2004	6/01/2004

15. Total holding following this notification

4,730

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

15. Total holding following this notification

144,701

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 7/01/2004

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‹ Back   Other Announcements from this Company ▾   Send to a Friend   04 MAR 16 AM 7:21

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:00 7 Jan 2004
Number	PRNUK-0701

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Colin Henry Green

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Colin Henry Green

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Scrip dividend

7. Number of shares/amount of stock acquired

2,850

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

183.2p

13. Date of transaction

5/01/2004

14. Date company informed

06/01/2004

notification | class following this notification

160,643

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 7/01/2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

James Mathew Guyette

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As in 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Scrip dividend

7. Number of shares/amount of stock acquired

2,630

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

183.2p

13. Date of transaction

5/01/2004

14. Date company informed

6/01/2004

15. Total holding following this notification

154,155

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 7/01/2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Michael Gilbert James William Howse

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Scrip dividend

7. Number of shares/amount of stock acquired

1,327

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

183.2p

13. Date of transaction

5/01/2004

14. Date company informed

6/01/2004

15. Total holding following this notification

73,935

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 7/01/2004

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:24 8 Jan 2004
Number	PRNUK-0801

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Lord Moore of Lower Marsh

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Market purchase

7. Number of shares/amount of stock acquired

1,395

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

173.5p

13. Date of transaction

07/01/2004

14. Date company informed

08/01/2004

notification | class following this notification
73,836 | n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 08/01/2004

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:24 8 Jan 2004
Number	PRNUK-0801

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Rolls-Royce Group plc

2. Name of director

   Lord Moore of Lower Marsh

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Market purchase

7. Number of shares/amount of stock acquired

   1,395

8. Percentage of issued class

   n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

    Ordinary

12. Price per share

    173.5p

13. Date of transaction

    07/01/2004

14. Date company informed

    08/01/2004

notification | class following this notification

73,836 | n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 08/01/2004

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:24 8 Jan 2004
Number	PRNUK-0801

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Rolls-Royce Group plc

2. Name of director

   Sir Philip John Weston

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Market purchase

7. Number of shares/amount of stock acquired

   165

8. Percentage of issued class

   n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

    Ordinary

12. Price per share

    173.5p

13. Date of transaction

    07/01/2004

14. Date company informed

    08/01/2004

notification

4,730

class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 8/01/2004

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:32 9 Feb 2004
Number	PRNUK-0902

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Lord Moore of Lower Marsh

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Roy Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Market purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
1,422	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	181p	09/02/2004	09/02/2004

notification | class following this notification

75,258 | n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 09/02/2004

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:34 9 Feb 2004
Number	PRNUK-0902

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Sir Philip John Weston

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Market purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
157	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	181p	09/02/2004	09/02/2004

notification | class following this notification

5,052 | n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 09/02/2004

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04 MAR 16 AM 7:21

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:56 3 Mar 2004
Number	PRNUK-0303

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Rolls-Royce Group plc

2) Name of director

Michael Gilbert James William Howse

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a

non-beneficial interest or in the case of an individual holder if it is a

holding of that person's spouse or children under the age of 18 or in

respect of a non-beneficial interest.

Michael Gilbert James William Howse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Michael Gilbert James William Howse

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of unapproved executive options at an exercise price of £1.76 per share.

7) Number of shares/amount of stock acquired

41,250

8) Percentage of issued class

0

9) Number of shares/amount of stock disposed

41,250

10) Percentage of issued class
0

11) Class of security

ordinary 20p

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Final Results
Released	07:01 12 Feb 2004
Number	PRNUK-1102

12 February 2004

ROLLS-ROYCE GROUP plc PRELIMINARY RESULTS 2003

Strong progress

'I am pleased to report financial and operational performance in line with our guidance, demonstrating the strength of our business model and ability to respond to significant challenge. Action has been taken to reduce operating and unit costs and to reduce working capital. Importantly, we resolved our pension funding issue in line with the guidance we provided in 2002.

We have competed effectively in all our market sectors and the strong international market positions we have established have enabled us to maintain a substantial order book and continue to expand our service activities. In 2004 we expect increased profits and a further reduction in average net debt.'

Sir John Rose, Chief Executive Rolls-Royce Group plc

Profit and cash flow consistent with guidance

* Underlying profit before tax £285 million* (2002: £255m)
* Underlying earnings per share 12.20 pence* (2002: 11.10p)
* Headline profit before tax £180 million (2002: £105m)
* Average net debt £950 million (2002: £1,090m)
* Year-end net debt £323 million (2002: £595m)
* Payment to shareholders 8.18p per share** (2002: 8.18p)

Growing aftermarket services

* 50 per cent of Group sales, at £2.8bn (2002: £2.5bn)
* Compound growth of 10 per cent per annum over the past five years
* Aftermarket services order book £6.6bn (2002: £5.7bn), including long-term service agreements of £5.0bn (2002: £3.6bn)

Record year-end order book

* £8.1bn order intake (2002: £8.7bn)
* Firm and announced backlog £18.7bn (2002: £17.1bn)

* before exceptional and non-trading items (see note 3)

** see page 10

Overview

Results for the year ended 31 December 2003 reflect the benefit of a maturing business portfolio and the effective restructuring actions taken to mitigate the downturn in civil aerospace, which was exacerbated by the Iraq war and the outbreak of the SARS virus during the first half of 2003.

A combination of operational performance and mix enabled us to increase profit on reduced revenues. Underlying profit before tax increased by 12 per cent to

£285 million (2002: £255m) and underlying earnings per share were 12.20 pence (2002: 11.10p). Basic earnings per share were 7.04 pence (2002: 3.29p).

Net debt was £323 million (2002: £595 million), reflecting a cash inflow of £ 272 million (2002: £94m outflow). Average net debt for the year was £950 million (2002: £1,090 million).

There are two key components to this successful outcome: first, a strong business model based on a consistent strategy of providing power systems for four global markets with a common technology focused on the gas turbine and, secondly, committed people throughout the Company who understand our objectives, are focused on our customers and are prepared to support the changes necessary to enable us to be competitive.

We have built a well-balanced business, with revenues evenly divided between original equipment sales and high value-added aftermarket services.

This balance has reduced our exposure to a downturn in any particular sector. As a result we have been able to mitigate the impact of the continuing recession in civil aerospace, which saw a further 13 per cent fall in civil engine deliveries in 2003. Civil engine deliveries have nearly halved from a peak of 1,362 in 2001 and now represent approximately 20 per cent of our total sales. Engine deliveries across the Group were eight per cent lower than in 2002, with the reduction in civil engine deliveries being partially offset by an increase in military engine deliveries.

The Rolls-Royce civil fleet flying hours increased by eight per cent in 2003 compared to the level in 2002, including our highest ever monthly flying hours, recorded in the summer. Since September 11 2001, the Rolls-Royce fleet flying hours have increased by 16 per cent, whilst world flying, measured by Available Seat Kilometres, has fallen by 5 per cent.

The successful implementation of our services strategy has resulted in 10 per cent compound annual growth in aftermarket revenue over the past five years. In 2003 this revenue amounted to £2.8 billion, or 50 per cent of our sales. It represents a reasonably predictable and growing source of revenue based on an increasing number of long-term, contractual relationships with our customers.

Further visibility is provided by our order book which, despite the difficult market conditions, grew to a record year end level of £17.4 billion (2002: £ 16.2 billion), with a further £1.3 billion of business announced but not yet under contract (2002: £0.9 billion).

We were able to reach agreement, in line with the guidance we provided in 2002, regarding the funding of the Rolls-Royce Pension Fund. A combination of changes to the benefit structure and a £35 million annual increase in contributions from the Company will ensure that we can continue to offer an affordable and attractive defined benefit pension scheme.

Over recent months the US dollar has weakened significantly relative to sterling. The nature of our activities means that the Group has always had an exposure to the dollar exchange rate. We have therefore pursued a consistent strategy of hedging dollar revenues and this has operated successfully for more than 15 years, including periods where the exchange rate has been above two dollars to the pound. During this period we have maintained an achieved rate within a range of 10 cents, while the spot rate has moved in a range of 63 cents. We currently have approximately $10 billion of forward cover at rates

that will enable us to achieve a stable rate over the next four years.

We have completed the major rationalisation programme announced in October 2001. At the year-end we employed 35,200 people, a net reduction of 2,100 during the year and a reduction of 8,300, or 19 per cent, since the programme was announced. In addition there has been a reduction of 1,000 contract jobs.

Rationalisation expense over the past two years has amounted to £247 million. It is encouraging that, in spite of this, and the additional debt of £133 million that we brought onto the balance sheet as a result of sales financing obligations, we have generated a net cash inflow of £178 million over this period, demonstrating our robust trading performance.

We will continue to focus on operational excellence, including rationalisation of our facilities, improvement of manufacturing processes, supply chain restructuring and lead-time reduction in order to increase productivity and reduce product and operating costs. Costs associated with these activities will be included within underlying earnings.

Pursuing a consistent strategy

We have pursued a consistent strategy of addressing four global markets with a common technology focused on the gas turbine. As a result we have built a well-balanced business, not only across the four markets but also between aftermarket and original equipment sales.

We have become a truly international business with customers in more than 150 countries. We have facilities in 48 countries and 40 per cent of employees are based outside the UK, representing 40 nationalities. More than 80 per cent of sales are to destinations outside the UK and nearly 40 per cent of sales originate outside the UK.

The Group's priorities are:

* Focused investment in technology. Advanced technology is at the heart of our success. Following a decade of high investment in new product development, the market requirement for new products is now slowing down. Technology acquisition, as well as supporting new product development, will increasingly focus on the development of derivative products, unit cost reduction, improvement of in-service operation and extending the scope and value of our service capabilities.

* Operational excellence. We continue to manage our operational and unit costs effectively. Over the past two years, despite a 45 per cent reduction in civil engine deliveries, we have maintained a healthy balance sheet and produced a creditable operating performance. In 2003 we accelerated the implementation of our improvement initiatives and continued to focus on reducing both operating and product unit costs. We will benefit from the lower cost base as workload recovers.

* Development of aftermarket services. The Group's installed base of 54,000 engines in service has created a substantial aftermarket opportunity. The development of innovative, long-term service agreements, such as TotalCare in the civil sector and Mission Ready Management Solutions in the military sector, increases this opportunity. It expands the scope of services from traditional support such as spare parts supply and repair and overhaul, to enhanced services such as engine health monitoring and predictive maintenance. Our unique knowledge of our products and proprietary technology creates a competitive advantage in the provision of these services and enables us to add significant value for our customers.

Prospects

We have created a strong, international Group with a balanced business portfolio and we expect to increase profits in 2004, despite challenging conditions in some of our markets. Over time, we believe that the Group is

capable of achieving a 10 per cent return on sales (as measured by underlying EBIT), across all its businesses, as the business model matures and our operational efficiency continues to improve.

In civil aerospace the long-term trends for growth in air travel remain favourable. With our wide product range and innovative service offerings, we are well placed to continue to secure a substantial share of this market. In the short-term, the flying of the relatively young Rolls-Royce powered aircraft fleet continues to grow and to generate increasing aftermarket revenues. Over the next 20 years we foresee a total market opportunity for new engines worth more than $500 billion, with a gradual recovery from the current depressed market starting over the next two years.

Our defence aerospace business has established a strong position in the world market, with a broad portfolio of programmes and a large customer base. In the short-term, we expect the mix of programmes to provide a stable outlook. Over the medium-term we will benefit from the continuing development of the programme portfolio and the increasing services opportunity.

Our marine propulsion business is a world leader. Over recent years its growth has been led by the commercial offshore support sector, which is now slowing down. However, a re-equipment cycle in the naval sector, new opportunities in the merchant sector and the expansion of our services activity in the commercial marine market are expected to enable us to continue to develop this business.

Our energy business returned to profit in 2003, following a programme of new product investment and the costly technical problems associated with the industrial Trent. The industrial Trent is now fully released for sale and we expect to increase our market share in power generation as the market recovers over the next few years. The oil and gas market remains strong and we are securing a high share of the available business, including important new contracts in the gas transmission area. Over recent years the business has benefited from the receipt of technology fees, which we expect to reduce in 2004.

The Group is in a sound financial condition. In 2003 average net debt was reduced by £140 million to £950 million. We expect to continue to reduce average net debt. At the year-end, gearing stood at 15 per cent and the company had £2.2 billion of total committed borrowing facilities, following two successful refinancings amounting to £380m in the US and Asia and the retirement of £780m of facilities.

For more than a decade Rolls-Royce has invested in building leading positions in four global, growing markets. The exploitation of our core technology in different sectors produces a valuable portfolio effect for the business as a whole.

The long-term nature of our product programmes results in returns over many years. The high value-added aftermarket services opportunity created each time a gas turbine is sold provides the key to adding value for our customers and maximising these returns. Our successful strategy to capture this opportunity, coupled with the increasing efficiency of our operations, underpins our confidence in the future.

Enquiries

Peter Barnes-Wallis	Colin Duncan
Director of Financial Communications	Director of Corporate Communications

Tel: 0207 222 9020

www.rolls-royce.com

An interview on the results with Rolls-Royce Chief Executive, Sir John Rose, is

available on video, audio and text on www.Rolls-Royce.com and www.cantos.com.

Photographs of directors and products are available at www.newscast.co.uk

Sector review

Civil aerospace: Sales £2,694m (£2,739m); underlying profit before interest £ 131m (£150m)

Highlights

* The Trent 500 entered service on the ultra-long-range A340-500.
* Emirates ordered an additional 20 A340-500/600 aircraft. The Trent 500 is the only engine offered on this new generation of A340 aircraft.
* The 200th customer signed up for aeromanager.com, our e-business portal for engine services.
* The Trent 900 for the A380 made good progress with development testing.
* JetBlue ordered V2500 engines for up to 115 more A320s - the largest single order in the history of the engine.
* In the Corporate and regional jet sectors, the 1,000th BR700 series engine was delivered; we accumulated a million flying hours for the BR715 on the Boeing 717; and the AE 3007 engine passed the ten million flying hours mark.

We have established ourselves as the number two civil aero engine manufacturer, having won approximately 30 per cent of the market over the past three years. In 2003, we were encouraged by the continuing level of order activity. We delivered 746 engines (2002: 856 engines) to 48 airlines and 63 corporate customers.

The Rolls-Royce civil fleet flying hours increased by eight per cent in 2003 compared to the level in 2002, including our highest ever monthly flying hours, recorded in the summer. Since September 11 2001, the Rolls-Royce fleet flying hours have increased by 16 per cent, whilst world flying, measured by Available Seat Kilometres, has fallen by 5 per cent.

Civil aftermarket revenues increased by 15 per cent compared to 2002 and represented 53 per cent of civil aerospace sales.

The company expects engine deliveries in 2004 to be similar to the level achieved in 2003, with a gradual recovery in delivery volumes commencing in 2005. As deliveries grow in respect of those programmes in which risk and revenue sharing partners (RRSPs) have invested, the payments to partners will increase. The impact on cost of sales will be partly mitigated by the components which the RRSPs provide free of charge. From the Group's viewpoint, the higher the RRSP payments, the more successful the programme and the higher the incremental revenues which accrue to Rolls-Royce.

The installed base of civil jet engines has now grown to 10,450 and will continue to grow. Each engine generates the equivalent of its list price in spare parts sales over an average of 25 years in service. This amounts to an embedded value of $28.5 billion over the next 25 years from engines currently in service, assuming no growth from future engine sales. Additional revenues will be generated from aftermarket services, such as engine leasing and repair and overhaul, and from growth in the installed base as a result of future engine deliveries.

We have an innovative strategy to maximise the aftermarket opportunity. By developing and extending our repair and overhaul infrastructure, our coverage of Rolls-Royce engine maintenance has tripled in 10 years to over 60 per cent. This provides a base on which to apply our engine knowledge and advanced health

monitoring to offer integrated services under the TotalCare and CorporateCare banners. These align customer and Rolls-Royce objectives and offer long-term security of revenue.

Defence: Sales £1,398m (£1,376m); underlying profit before interest £147m (£ 183m)

Highlights

* JSF projects meeting cost targets, on schedule and beating weight goal.

* Austria became first confirmed export customer for EJ200 engine.

* Landmark orders announced for Adour powered Hawk from the UK and India.

* Consolidated our position as transport market leader through participation in the TP400 for the A400M.

* The AE 3007 for Global Hawk progressed to Low Rate Initial Production.

* Japan's JDA selected the RTM322 to power their new EH101 helicopters.

In defence, Rolls-Royce is number one in Europe and world number two in terms of engines in service. We have the largest military engine customer base, serving over 160 armed forces worldwide with 24,000 engines in current military service. The defence aerospace business is also responsible for a further 11,000 helicopter engines in commercial service.

Defence is a solid and growing business which is profitable and cash generative in all its phases. We have a sound order book with good forward visibility and in 2003 we continued to strengthen our market position, winning significant engine and service contracts.

We have a broad portfolio of product programmes, with strong positions in the key market sectors - from combat and light attack to trainer, transport, helicopters, maritime reconnaissance and aerial surveillance. Many of today's programmes will still be active in 2020 and beyond. This broad portfolio, with regular upgrade programmes, reduces our dependence on any single programme in achieving our future profitability goals.

New engine deliveries accounted for 28 per cent of sales, while income from research and development work to government customers reached 16 per cent of sales.

The company continued to develop its aftermarket services, which represented 56 per cent of defence sales. A dditional orders were announced for the company's long-term service agreements, Mission Ready Management Solutions (MRMS), which brought the total of MRMS business booked so far to more than $500 million.

Marine: Sales £927m (£984m); underlying profit before interest £71m (£82m)

Highlights

* MT30 selected for US DD(X) demonstrator and UK's future carrier.

* WR-21 gas turbine deliveries for Type 45 destroyer programme on schedule following successful factory acceptance tests.

* Queen Mary 2 now in service with Rolls-Royce equipment.

* Continued growth strategy in marine electrical systems with acquisition of VT Controls.

* The Group's UT-Design orders for offshore service vessels now exceed 450 units.

Over the past decade we have built a world-leading marine propulsion business with a broad product range, full systems integration capability and access to the world's naval and commercial markets.

Sales have grown to almost £1billion since the acquisition of Vickers plc in 1999 and the subsequent integration of Vickers-Ulstein Marine Systems.

The business is balanced between naval and commercial markets with aftermarket sales representing 35% of total sales. Rolls-Royce equipment is operated on more than 15,000 commercial vessels, 800 offshore support vessels (450 of our own design) and more than 2,000 warships.

As with our other businesses, a portfolio approach reduces volatility. The support and services sector of the offshore oil and gas market has been the main engine of growth over the last few years. This market is now slowing down, but naval shipbuilding is increasing.

The fall in marine sales in 2003 was largely attributable to the slowdown in the offshore market. This also impacted profit before interest, along with additional costs incurred in respect of the introduction of new products into service.

There is a continuous drive for more complex, higher technology propulsion systems as pressure for lower cost of operation, greater reliability, better manoeuvrability and safety places higher demands on the propulsion system and its design. In some sectors this is leading to a growing demand for fully integrated system provision and for electrical drives instead of mechanical drives. We have responded to this market need by establishing a Marine Electrical Systems division and we further extended our capability with the acquisition of VT Controls in 2003.

Market developments are leading to an increased demand for gas turbine propulsion, with its reliable, compact power and smooth, quiet operation.

As in all of our businesses, the longevity of our equipment creates a substantial aftermarket opportunity. As systems become more sophisticated, customers have a greater requirement for value added aftermarket services, resulting in a growing demand for long-term service agreements. These provide long and reliable engine life for the customer and an incremental revenue opportunity for Rolls-Royce.

Energy: Sales £584m (£639m); underlying profit before interest £30m (loss £41m)

Highlights

* Return to profitability.

* Record order intake.

* New business won in emerging oil and gas markets such as China, Qatar, offshore West Africa and offshore Brazil.

* Long-Term Service Agreement business growth.

* Released enhanced performance Dry Low Emissions (DLE) system for industrial Trent gas turbine.

2003 marked a return to profit following a programme of new product development and the costly technical problems associated with the industrial Trent.

Our energy business utilises gas turbine technology at the heart of its products. Industrial versions of aero-engine cores serve both oil and gas and power generation markets, using state-of-the-art manufacturing facilities and processes while maintaining application flexibility to meet diverse market and customer needs.

Global markets for Rolls-Royce energy products face a healthy future, with demand for energy predicted to double in size by the year 2020.

The industrial Trent is now fully released for sale and was recently selected for a $107 million contract from Dolphin Energy Limited. The contract is to supply six mechanical drive industrial Trent Dry Low Emission (DLE) compression packages for the $3.5 billion Dolphin Gas Project in the Middle East.

Aftermarket services represented 42 per cent of sales. Our Customer Service business remains robust with long-term service contracts securing our position as the service and maintenance provider throughout the product lifetime. We are uniquely qualified to provide fleet asset management and deliver efficiency improvements.

We have also expanded our capability in engineered product upgrades, enabling us to apply today's patented technology to the installed fleet. These tailored solutions create significant value for our customers while enhancing both our customer relationships and product portfolio.

Financial Services: Sales £42m (£50m); underlying loss before interest £4m (£ 12m)

The Financial Services businesses comprise engine leasing, aircraft leasing and power project development.

Rolls-Royce and Partners Finance, the Group's joint venture engine leasing business, owned a portfolio of 259 engines, of which 98 per cent by value were on lease to 35 customers.

Pembroke Group, the Group's joint venture aircraft leasing business, owned a portfolio of 28 aircraft, of which 96 per cent by value were on lease to 14 customers. The shareholders of Pembroke are discussing ways of realising value from the company as markets improve.

Rolls-Royce Power Ventures, the Group's power project developer, has 13 power generation projects in operation and 4 in construction or commissioning. The business is being restructured, reflecting the general weakness in power generation markets. Charges of £15 million were taken as the process of realising capital from the assets commenced.

Financial review

The firm order book was £17.4bn (2002: £16.2bn). In addition, a further £1.3bn had been announced (2002: £0.9bn). Aftermarket services represented 35% of the firm and announced order book (2002: 33%).

Sales were relatively level, compared with 2002, at £5,645m (2002: £5,788m),

Gross profit, before exceptional items, was £980m (2002: £942m), an increase of 4%. Gross margin increased to 17.3% in 2003 from 16.3% in 2002. Payments to RRSPs, charged in cost of sales, amounted to £179m (2002: £139m).

Underlying profit before tax was £285m (2002: £255m). Underlying earnings per share increased by 10%, to 12.20p (2002: 11.10p).

Gross research and development investment was £619m (2002: £590m). Net research and development investment was £281m (2002: £297m). Receipts from RRSPs in respect of new programme developments, shown as other operating income, were £ 153m (2002: £158m).

Rationalisation costs of £33m (2002: £105m) were charged against the provision established in previous years and £54m (2002: £75m) was charged against profit and excluded from underlying earnings.

The taxation charge was £64m (2002: £52m). After adjusting for exceptional and non-trading items, the tax charge on an underlying basis was £84m, representing

29% of underlying profit before tax. (2002: £76m, representing 30% of underlying profit before tax).

Cash inflow during the year was £272m (2002: £94m outflow). Average net debt was £950m (2002: £1,090m). Net debt at the year-end was £323m (2002: £595m).

Net working capital was £383m (2002: £394m); inventory decreased by £196m

(2002: £64m); debtors increased by £193m (2002: decreased by £37m); and creditors increased by £8m (2002: £169m). The impact of long-term contract accounting for TotalCare Packages was a £115m increase in debtors (2002: £153m) and a £45m increase in creditors (2002: £37m). The net asset on the balance sheet at the year-end, in respect of TotalCare packages was £454m (2002: £ 384m).

Provisions were £795m, (2002: £772m), largely reflecting increases in provisions for deferred taxation and customer finance, partially offset by utilisation of the rationalisation provision.

The Group's gross contingent liability, net of insurance and provisions, was £ 1,090m (2002: £1,093m). These liabilities are spread over 25 customers, 374 aircraft and over 20 years. Approximately 60 per cent of the gross contingent liability comprises asset value guarantees (AVGs), none of which can crystallise in 2004. For indicative purposes, if all possible AVGs crystallised in the next five years, the gross exposure assuming none of the underlying aircraft security had any value, would amount to approximately £70m. The balance of the gross contingent liability relates to credit based financing, which is spread over a broad portfolio of aircraft and customers. After taking into account the estimated net realisable value of the relevant security, the net contingent liability was £184m (2002: £186m). The company regards the likelihood that these liabilities will crystallise as remote (see note 5).

The company has agreed alterations to the benefit structure of the Rolls-Royce Pension Fund, which will enable additional funding in respect of the company's pension fund deficit to be restricted to an additional £35m annual contribution.

Under the FRS17 definition, after taking account of deferred taxation, the net deficit on the Group's three main UK pension schemes amounted to £855m (2002: £ 1,117m)

(see note 6).

The Group is proposing to change the arrangements for making payments to

shareholders. Under the new proposals, which will be put to shareholders at the Annual General Meeting on 5 May 2004, shareholders will receive `B' shares rather than a dividend. These shares can then be redeemed for the same amount of cash that would have been received with a cash dividend, or converted into the same number of ordinary shares in the Group, that would have been received under the scrip dividend alternative.

The issuance of `B' shares in this way will result in significant tax benefits for the Group, by accelerating the recovery of advanced corporation tax, which will in turn benefit all our shareholders.

The proposed final payment to shareholders is equivalent to 5.00 pence per ordinary share (2002: final dividend 5.00p), making a total payment for the year of 8.18 pence (2002: 8.18p). The final payment is payable on 5 July 2004 to shareholders on the register on 12 March 2004. The final day of trading with entitlement to B shares (equivalent to the ex-dividend date) is 10 March 2004.

Enquiries

Peter Barnes-Wallis Colin Duncan

Director of Financial Communications Director of Corporate Communications

Tel: 0207 222 9020

www.rolls-royce.com

Group profit and loss account

for the year ended December 31, 2003

	Notes	Continuing operations before exceptional items	Exceptional items**	Total 2003	Total 2002
		£m	£m	£m	£m
Turnover: Group and share of joint ventures		6,038	-	6,038	6,072
Sales to joint ventures		936	-	936	948
Less share of joint ventures' turnover		(1,329)	-	(1,329)	(1,232)
Group turnover	1	5,645	-	5,645	5,788
Cost of sales		(4,665)	(49)	(4,714)	(4,915)
Gross profit		980	(49)	931	873
Other operating income		153	-	153	158
Commercial, marketing and product support costs		(290)	(2)	(292)	(287)
General and administrative costs		(285)	(3)	(288)	(279)
Research and development (net)*		(281)	-	(281)	(297)
Group operating profit		277	(54)	223	168
Share of operating profit of joint ventures		52	-	52	66
Profit/(loss) on sale or termination of businesses		6	-	6	(22)
Loss on sale of fixed assets		(11)	-	(11)	-
Profit on ordinary activities before interest	1	324	(54)	270	212
Net interest payable - Group		(66)	-	(66)	(72)
- joint ventures		(24)	-	(24)	(35)
Profit on ordinary activities before taxation		234	(54)	180	105
Taxation		(81)	17	(64)	(52)
Profit on ordinary activities after taxation		153	(37)	116	53

Equity minority interests in subsidiary undertakings		-	-
Profit attributable to ordinary shareholders		116	53
Payment to shareholders	8	(137)	(133)
Earnings per ordinary share:	3		
Underlying		12.20p	11.10p
Basic		7.04p	3.29p
Diluted basic		6.94p	3.26p
*Research and development (gross)		(619)	(590)

**see note 2

Underlying profit and earnings are defined in note 3

Note: Comparative data in the financial statements relates to Rolls-Royce plc (see note 7)

Group balance sheet

at December 31, 2003

	2003	2002
	£m	£m
Fixed assets		
Intangible assets	863	868
Tangible assets	1,750	1,876
Investments - subsidiary undertakings	-	-
- joint ventures	202	195
share of gross assets	1,113	1,160
share of gross liabilities	(916)	(971)
goodwill	5	6
- other	64	71
	2,879	3,010
Current assets		
Stocks	962	1,158
Debtors - amounts falling due within one year	1,497	1,487
- amounts falling due after one year	1,109	926
Short-term deposits and investments	174	84
Cash at bank and in hand	794	634

	4,536	4,289
Creditors - amounts falling due within one year		
Borrowings	(94)	(275)
Other creditors	(2,759)	(2,727)
Net current assets	1,683	1,287
Total assets less current liabilities	4,562	4,297
Creditors - amounts falling due after one year		
Borrowings	(1,197)	(1,038)
Other creditors	(426)	(450)
Provisions for liabilities and charges	(795)	(772)
	2,144	2,037
Capital and reserves		
Called up share capital	333	323
Share premium account	1	634
Revaluation reserve	96	100
Other reserves	3	195
Profit and loss account (see note 7)	1,708	783
Equity shareholders' funds	2,141	2,035
Equity minority interests in subsidiary undertakings	3	2
	2,144	2,037

Group cash flow statement

for the year ended December 31, 2003

Notes	2003	2002
	£m	£m
Net cash inflow from operating activities A	673	611
Dividends received from joint ventures	11	12
Returns on investments and servicing of finance B	(56)	(84)
Taxation paid	(43)	(41)
Capital expenditure and financial investment C	(196)	(381)
Acquisitions and disposals D	(16)	(20)
Equity dividends paid	(88)	(109)
Cash inflow/(outflow) before use of liquid resources and	285	(12)

financing		
Management of liquid resources E	(90)	217
Financing F	(19)	(81)
Increase in cash	176	124
Reconciliation of net cash flow to movement in net funds		
Increase in cash	176	124
Cash outflow/(inflow) from increase/(decrease) in liquid resources	90	(217)
Cash outflow from decrease in borrowings	20	82
Change in net funds resulting from cash flows	286	(11)
Borrowings of businesses disposed/(acquired)	33	(52)
Finance lease additions	(10)	(32)
Amortisation of zero-coupon bonds	(4)	(5)
Exchange adjustments	(33)	6
Movement in net funds	272	(94)
Net debt at January 1	(595)	(501)
Net debt at December 31	(323)	(595)

	2003	2002
	£m	£m
Reconciliation of operating profit to operating cash flows		
Operating profit	223	168
Amortisation of intangible assets	63	74
Depreciation of tangible fixed assets	223	236
Increase/(decrease) in provisions for liabilities and charges	3	(125)
Decrease in stocks	191	19
(Increase)/decrease in debtors	(188)	27
Increase in creditors	158	212
A Net cash inflow from operating activities	673	611
Returns on investments and servicing of finance		
Interest received	28	23
Interest paid	(79)	(101)

Interest element of finance lease payments	(5)	(6)
B Net cash outflow for returns on investments and servicing of finance	(56)	(84)
Capital expenditure and financial investment		
Disposals/(additions) to unlisted investments	7	(44)
Additions to intangible assets	(37)	(50)
Purchases of tangible fixed assets	(182)	(314)
Disposals of tangible fixed assets	16	27
C Net cash outflow for capital expenditure and financial investment	(196)	(381)
Acquisitions and disposals		
Acquisitions of businesses	(9)	(28)
Disposals of businesses	1	14
Investments in joint ventures	(8)	(6)
D Net cash outflow for acquisitions and disposals	(16)	(20)
Management of liquid resources		
(Increase)/decrease in short-term deposits	(91)	218
Decrease/(increase) in government securities and corporate bonds	1	(1)
E Net cash (outflow)/inflow from management of liquid resources	(90)	217
Financing		
Borrowings due within one year - repayment of loans	(245)	(201)
- increase in loans	2	46
Borrowings due after one year - repayment of loans	(58)	(48)
- increase in loans	296	151
Capital element of finance lease payments	(15)	(30)
Net cash outflow from decrease in borrowings	(20)	(82)
Issue of ordinary shares	1	1
F Net cash outflow from financing	(19)	(81)

Group statement of total recognised gains and losses

for the year ended December 31, 2003

	2003	2002
	£m	£m
Profit attributable to the shareholders of Rolls-Royce	116	53

Group plc 1

Exchange adjustments on foreign currency net investments	(3)	15
Total recognised gains for the year	113	68

1 2002 Rolls-Royce plc

Group historical cost profits and losses

for the year ended December 31, 2003

	2003	2002
	£m	£m
Profit on ordinary activities before taxation	180	105
Difference between the historical cost depreciation charge and the actual depreciation charge for the year calculated on the revalued amount	4	3
Historical cost profit on ordinary activities before taxation	184	108
Historical cost transfer to/(from) reserves	67	(77)

Reconciliations of movements in Group shareholders' funds

for the year ended December 31, 2003

	2003	2002
	£m	£m
At January 1	2,035	2,068
Total recognised gains for the year	113	68
Ordinary dividends (net of scrip dividend adjustments)	(8)	(110)
New ordinary share capital issued (net of expenses)	1	1
Goodwill transferred to the profit and loss account in respect of disposal of businesses	-	8
At December 31	2,141	2,035

Notes

1. Segmental analysis

	2003	2002
	£m	£m
Group turnover		
Analysis by business:		
Civil aerospace	2,694	2,739
Defence	1,398	1,376

Marine	927	984
Energy	584	639
Financial services	42	50
	5,645	5,788

Profit before interest

Analysis by business:

Civil aerospace	82	87
Defence	132	161
Marine	32	54
Energy	30	(70)
Financial services	(6)	(20)
	270	212

Underlying profit before interest *

Analysis by business:

Civil aerospace	131	150
Defence	147	183
Marine	71	82
Energy	30	(41)
Financial services	(4)	(12)
	375	362

*before exceptional and non trading items

Net assets**

Analysis by business:

Civil aerospace	1,100	1,219
Defence	69	25
Marine	547	550
Energy	376	348
Financial services	375	490
	2,467	2,632

**Net assets exclude net debt of £323m (2002 £595m)

The segmental analysis of exceptional items and non-trading items is: Civil aerospace £49m, Defence £15m, Marine £39m and Financial services £2m.

In 2004 the Group will revise the segmental analysis such that the Diesels business, which is currently included in the Energy segment, will be included in the Marine segment. This change will align the reporting with how the business is to be managed. Under this basis the 2003 segmental analysis would be as follows:

	Turnover	Underlying profit before interest
	£m	£m
Analysis by businesses:		
Civil aerospace	2,694	131
Defence	1,398	147
Marine	1,003	78
Energy	508	23
Financial Services	42	(4)
	5,645	375

2. Exceptional items

Rationalisation costs relate to termination of employment, site decommissioning and relocation, and related disruption to operations, including accelerated depreciation of plant and machinery. At December 31 2003 £22m was included in provisions.

3. Earnings per ordinary share

Basic earnings per ordinary share are calculated by dividing the profit attributable to ordinary shareholders of £116 million (2002 £53m) by 1,647 million (2002 1,612 million) ordinary shares, being the average number of ordinary shares in issue during the year, excluding own shares held under trust which have been treated as if they have been cancelled.

Underlying profit before taxation and earnings per ordinary share have been calculated as follows:

Year to 31 December 2003

	£m	£m	Pence
Profit before taxation	180		
Profit attributable to ordinary shareholders		116	7.04
Exclude:			
Exceptional rationalisation costs	54	54	3.27
Net profit on sale of businesses	(6)	(6)	(0.36)
Loss on sale of fixed assets*	9	9	0.55
Amortisation of goodwill	48	48	2.91
Related tax effect	-	(20)	(1.21)
Underlying profit before taxation	285		

Underlying profit attributable to shareholders		201	
Underlying earnings per share			12.20

Year to 31 December 2002

	£m	£m	Pence
Profit before taxation	105		
Profit attributable to ordinary shareholders		53	3.29
Exclude:			
Exceptional rationalisation costs	75	75	4.65
Net loss on sale of businesses	22	22	1.36
Loss on sale of fixed assets*	1	1	0.06
Amortisation of goodwill	52	52	3.23
Related tax effect	-	(24)	(1.49)
Underlying profit before taxation	255		
Underlying profit attributable to shareholders		179	
Underlying earnings per share			11.10

*Excluding lease engines and aircraft sold by financial services companies.

Diluted basic earnings per ordinary share are calculated by dividing the profit attributable to ordinary shareholders of £116m (2002 £53m) by 1,671 million (2002 1,624 million) ordinary shares, being 1,647 million (2002 1,612 million) as above adjusted by the bonus element of existing share options of 24 million (2002 12 million).

4. Group employees at the period end

	31 December 2003 Number	31 December 2002 Number
Civil Aerospace	19,800	21,100
Defence	4,900	5,100
Marine	6,400	6,500
Energy	4,000	4,500
Financial services	100	100
	35,200	37,300

5. Sales financing contingent liabilities

In connection with the sale of its products the Group will on some occasions provide financing support for its customers. The Group's contingent liabilities

related to financing arrangements are spread over many years and relate to a number of customers and a broad product portfolio. The contingent liabilities represent the maximum gross and net exposure the Group has in respect of delivered aircraft, regardless of the point in time at which such exposures may arise. Exposures are not reduced to a net present value.

At December 31 2003, the total gross liabilities in respect of financing arrangements on all delivered aircraft, less amounts insured and related provisions, amounted to £1,090m (2002 £1,093m), of which £39m (2002 £35m) related to sales financing support provided to joint ventures. Taking into account the estimated net realisable value of the relevant security, the net contingent liabilities in respect of these financing arrangements amounted to £ 184m (2002 £186m). If the value of the relevant security was reduced by 20%, a net contingent liability of approximately £262m (2002 £251m) would result. Provisions of £92m (2002 £64m) are carried forward in respect of customer financing exposures

6. Post retirement benefits

The Accounting Standards Board has deferred the full implementation of FRS 17, pending the introduction of International Accounting Standards. For 2003 accounts certain memorandum disclosures are required, including the value of pension scheme assets and liabilities. At December 31 2003, after taking account of deferred taxation the net deficit on the Group's three UK pension schemes amounted to £855 million (2002 £1,117m). This incorporates the benefit changes noted below.

The Group's funding requirements for its schemes are derived from triennial independent actuarial valuations. In March 2003 the principal Rolls-Royce Pension Fund was subject to an actuarial valuation. The cost of additional funding was contained in line with the guidance previously provided with a combination of changes in benefit structure and a £35million annual increase in company contributions.

The other two Rolls-Royce pension funds are, together, less than a third of the size of the principal fund. The Vickers Group Pension Scheme and the Rolls-Royce Group Pension Scheme are due for actuarial review in March 2004 and April 2004 respectively. At the date of their most recent three-yearly actuarial valuations these funds were in surplus.

7. Group reorganisation

During the year Rolls-Royce Group plc was introduced as the new holding company of the Rolls-Royce Group by way of a Scheme of Arrangement under section 425 of the Companies Act 1985. This has been accounted for as a capital reorganisation and merger accounting principles have been applied, as if the company had always been the holding company of the Group.

8. B Shares

The Company is proposing to set up a `B Share' programme, under which shareholders will receive `B Shares' in place of a dividend, which can be redeemed for cash or converted into ordinary shares in the Company. This will provide the Company with significant tax benefits. Conditional on approval by shareholders, `B Shares' with a nominal value of 5.00 pence per ordinary share will be issued instead of paying a final dividend. As this is not classed as a dividend, no charge is recognised in the profit and loss accounts at the year-end.

9. Preliminary results

The financial information above does not constitute the Group's statutory accounts for the year ended December 31, 2003 or 2002. Statutory accounts for 2002 have been delivered to the Registrar of Companies, whereas those for 2003 will be delivered following the annual general meeting. The auditors have

reported on those accounts; their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

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Full Text Announcement

04 MAR 16 AM 7:

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Statement re Eurobond
Released	17:07 2 Mar 2004
Number	PRNUK-0203

2 March 2004

Rolls-Royce Eurobond issue three times over-subscribed

Rolls-Royce plc priced today a new 7-year Euro750 million Eurobond at a level of mid-swaps +78 basis points, following the completion of a successful four-day European road show.

The order book at Euro2.25 billion was three times over-subscribed. The issue carries a coupon of 4.500 per cent and was placed with over 200 institutional investors with a broad geographical placement.

Mark Morris, Group Treasurer at Rolls-Royce, said: 'We have been delighted with the level of interest shown by investors and the success of the transaction which follows the group's 2003 financial results which were well received and in line with expectations'.

The group, which last accessed the Eurobond market in June 2000 took advantage of the current favourable conditions to return to the market. The transaction was to refinance existing facilities and was documented under Rolls-Royce's £ 1.25 billion Euro Medium Term Note (EMTN) programme. The new issue carries the guarantee of Rolls-Royce Group plc. BNP Paribas, Citigroup and JP Morgan acted as joint-bookrunners on the transaction.

For further information please contact:

Peter Barnes-Wallis

Director of Financial Communications

Tel: +44(0)207 222 9020

END